Exhibit 1

Media release

8 September 2005

Westpac tops global sustainability index for the fourth year in a row

Westpac once again leads the global banking community on corporate sustainability, according to the 2005/2006 Dow Jones Sustainability Index, which was released last night.

The Dow Jones Sustainability Index (DJSI) is based on a thorough assessment of each company’s economic, environmental and social performance and influences the decisions of asset managers who use it to as a benchmark for sustainable investment portfolios.

Earlier this week Westpac was also named Corporate Social Responsibility Bank of the Year in The Banker Awards 2005 based on an assessment of the sustainability performance of banks globally by Innovest Strategic Value Advisors.  The Banker Awards recognise excellence and innovation in banking at a country, regional and global level.

In the DJSI 2005/2006 survey results, Westpac was noted particularly for its work in:

•      Risk & Crisis Management - successful identification of key issues which are integrated into internal risk and control procedures;

•      Corporate Governance – international best practice

•      Advanced Customer Relationship Management - strong customer focus and increase in customer satisfaction;

•      Stakeholder Engagement

•      Workplace Practices – in particular human capital development

“We are extremely pleased to have topped the Dow Jones Sustainability Index for the fourth year in a row and be recognised in The Banker Awards. It is a clear testament to the extent corporate responsibility is embedded into the way we do business,” Westpac CEO, David Morgan said.

Out of some 2,500 leading global companies only the top 10% have made the 2005/2006 DJSI index, including 27 banks.  Assets managed against the DJSI now total in excess of 3 billion EUR.

Ends.

For a copy of the DJSI report please visit www.sustainability-indexes.com and The Banker Awards can be viewed at www.thebanker.com

For Further Information

Julia Quinn
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3443 or 0409 311 197